Exhibit 99.1

Evogene Reports Second Quarter 2023 Financial Results

Conference call and webcast: today, August 17, 2023, 9:00 am ET

Rehovot, Israel – August 17, 2023 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company aiming to revolutionize life-science-based product discovery and development utilizing cutting-edge computational biology technologies across multiple market segments, today announced its financial results for the second quarter period ended June 30, 2023.

Ofer Haviv, Evogene’s President and Chief Executive Officer, stated: “The second quarter of 2023 marked a period of remarkable achievements for the Evogene group. It was a pivotal point in the transformation that Evogene has been undergoing since the creation of our three AI tech engines in 2019. Listing some of the main achievements in this period: announcing the receiving of purchase orders in the aggregate amount of $11.3 million for Casterra's elite castor seeds; execution of a licensing agreement between Lavie Bio and Corteva, which includes an upfront payment of $5 million, in addition to milestone and royalty payments; closing of a financial round for Biomica in the amount of $20 million; significant infrastructure and computational architecture improvements, including new applications, in our tech-engines resulting in new capabilities, and better automation, scalability, and speed; and last but not least, receiving the trust of high quality investors demonstrated by an investment in Evogene's equity in the gross amount of $8.5 million in our recent financing round, all happening in a relatively short timeframe. These are clear signals that the Evogene Group is on the right path to success.”

Mr. Haviv further stated: “In parallel, Evogene is increasing its efforts to establish direct collaborations with leading companies in new domains of activity, areas not currently covered by our subsidiaries, for product development leveraging our tech-engines. Although these discussions have only recently begun, the responses we have received to our unique offering have been positive, and we hope that some of these discussions will materialize into collaborative agreements in the near future.”

Evogene and Subsidiaries - Highlights

Evogene Ltd.

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In July, Evogene successfully concluded a fundraising round, securing total gross proceeds of $8.5 million. The securities issued in this round were ordinary shares only and it did not include any warrant coverage.

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In July, Evogene unveiled the latest enhancement to its ChemPass AI tech-engine: TargetSelector, a groundbreaking application designed to streamline target-protein discovery. TargetSelector uses predictive machine learning algorithms and genomic data to help researchers identify novel target proteins for innovative products. This addition to the ChemPass AI tech-engine, strongly position us to forge strategic partnerships with industry leaders, expediting product development and delivering novel solutions to pressing global needs, such as developing sustainable new pesticides and therapeutics.

Biomica Ltd. - develops microbiome-based therapeutics, leveraging Evogene’s MicroBoost AI tech-engine.

-	In April 2023, Biomica completed a $20 million financing round with a post-money valuation of $50 million, led by a $10 million investment from Shanghai Healthcare Capital.

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BMC128, the company's leading candidate in its immune-oncology program, is currently in phase 1 clinical trial at Rambam Health Care Campus in Israel, aiming to evaluate its safety alongside BMS Opdivo® for Non-small-cell lung cancer, melanoma, and Renal cell carcinoma; the trial has enrolled 6 out of the planned 10-12 patients.

-	In August 2023, Biomica opened a second site in Israel at The Davidoff Cancer Center, to open the trial to additional potential patients for its BMC128 phase 1 clinical trial.

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Biomica reported positive results from pre-clinical studies of BMC426 and BMC427 for Irritable bowel syndrome (IBS) treatment, in collaboration with Prof. Kara Gross Margolis at New York University. The studies showed that the live bacterial consortia were effective in reducing visceral pain, a major IBS symptom. Biomica will conduct additional pre-clinical studies and prepare for clinical trials.

Lavie Bio Ltd. - develops and commercializes microbiome-based ag-biological products, utilizing Evogene’s MicroBoost AI tech-engine.

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Lavie Bio entered a licensing agreement with Corteva, conferring exclusive rights to Corteva for advancing and commercializing Lavie Bio's lead bio-fungicides, LAV311 and LAV312 - targeting fruit rots. This agreement follows two years of independent field validation trials conducted by both companies. Lavie Bio will receive an initial payment of $5 million, in two installments, and will also be eligible for additional future milestone payments and royalties from Corteva's sales of the products.

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Thrivus™, Lavie Bio's bio-inoculant for spring wheat, has received regulatory approval from the Canadian Food Inspection Agency (CFIA). This approval triples the product's sales territory, expanding its global reach. Thrivus™ is already being used in the United States, where it has demonstrated its efficacy in increasing Hard Red Spring Wheat production by an average of 3-4 bushels per acre. This translates to a 4X return on investment for farmers.

AgPlenus Ltd. - aims to develop and commercialize next-generation crop protection products, utilizing Evogene’s ChemPass AI tech-engine.

-	Dr. Adrian Percy, an accomplished agricultural scientist with over 20 years of experience, joined AgPlenus' board of directors.

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The integration of Evogene's TargetSelector application into AgPlenus's technology platform, powered by the ChemPass AI tech-engine, enhances the ability to identify new mode-of-action mechanisms, urgently needed to address the growing resistance of pests to existing commercial products. This advancement strengthens AgPlenus's potential for forging strategic partnerships with industry leaders.

Casterra Ltd. - provides an integrated end-to-end solution for large-scale castor bean cultivation, utilizing Evogene’s GeneRator AI tech-engine.

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In June, Casterra signed a framework agreement with a prominent oil and gas company. The agreement secured initial purchase orders worth $9.1 million for the supply of castor seeds to be cultivated in specific African territories.

-	Later in June, Casterra received another purchase order, valued at $2.2 million, for additional territories in Africa.

Consolidated Financial Results Summary

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As of June 30, 2023, Evogene had consolidated cash, cash equivalents and short-term bank deposits of approximately $33.9 million. Of this sum, Biomica accounted for $16.8 million, and Lavie Bio holds $7.1 million. Evogene, together with Casterra, Canonic, and AgPlenus, possessed an aggregate of $10.0 million in cash.

The injection of funds from the last round in July, total gross proceeds of $8.5 million, strengthens Evogene's financial position and provides the Company with the resources needed to execute its plans effectively and in a timely fashion. An example of such financial need is the significant increase in the required working capital of our wholly owned subsidiary, Casterra, to produce the castor seeds needed to fulfill the purchase orders received in the last months, totaling $11.3 million.

It is important to note that the $10 million reflected in the June 30th cash balance of Evogene together with Casterra, Canonic and AgPlenus, do not include funds raised by Evogene in July and any amount due under the purchase orders received by Casterra in the last few months, which are expected to be supplied during the second half of the year and at the beginning of next year. Further, note that the $7.1 million reflected in the cash balance of Lavie Bio, does not include the $5 million expected to be received as an upfront payment from the licensing agreement with Corteva that was announced in July.

During the second quarter, the consolidated cash usage was approximately $5.6 million, which included $2.8 million used by Lavie Bio and Biomica.

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Revenues for the second quarter of 2023 were approximately $654 thousand compared to approximately $312 thousand in the same period the previous year. The revenue increase was primarily due to revenues recognized per the collaboration agreement of Evogene’s subsidiary AgPlenus with Corteva and from sales of Lavie Bio’s Thrivus product.

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R&D expenses for the second quarter of 2023, which are reported net of non-refundable grants received, were approximately $5.4 million and remained stable as compared to approximately $5.4 million in the same period in the previous year.

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Sales and marketing expenses were approximately $928 thousand for the second quarter of 2023 and slightly decreased as compared to approximately $962 thousand in the same period in the previous year. The main contributor to this decrease in expense was a reduction in personnel expenses at Canonic.

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General and administrative expenses were approximately $1.8 million in the second quarter of 2023, compared to approximately $1.7 million in the same period in the previous year. The increase is mainly due to expenses related to share-based compensation.

-	Operating loss for the second quarter of 2023 was approximately $7.9 million, compared to an operating loss of approximately $8.0 million in the same period in the previous year.

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Financing income, net of financing expenses, for the second quarter of 2023 was $0.1 million in comparison to financing expenses, net of financing income, of $1.7 million in the same period in the previous year. This difference was mainly due to the U.S. Dollar and Shekel exchange rate differences between periods, a decrease in marketable securities value in the second quarter of 2022 and an increase in interest income during the second quarter of 2023.

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Net loss for the second quarter of 2023 was approximately $7.8 million, compared to a net loss of approximately $9.8 million in the same period in the previous year, mainly due to the financing expenses (income) differences as mentioned above.

For the full press release (includes financial tables), click here.

For an accessible file (includes financial tables), click here.

Evogene has published its updated investor presentation, which can be found on its investor relations’ website at:

https://www.evogene.com/investor-relations/presentations-and-webcasts/

Conference Call & Webcast Details:

Date: August 17, 2023. Time: 9:00 am ET; 4:00 pm IDT

Dial-in numbers:1-888-281-1167 toll-free from the United States, or +972-3-918-0609 internationally

Webcast & Presentation link available at:

https://www.evogene.com/investor-relations/presentations-and-webcasts/

The Company’s investor presentation can be viewed at the above link, which is in the investor relations section of the company website.

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll-free from the United States or +972-3-925-5901 internationally. The replay will be accessible following the call for three days. An archive of the webcast will be available on the Company’s website.

About Evogene Ltd.

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI and GeneRator AI.  Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its five subsidiaries including:

-	Biomica Ltd. (www.biomicamed.com) – developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

-	Lavie Bio (www.lavie-bio.com) – developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

-	AgPlenus Ltd. (www.agplenus.com) – developing next generation ag-chemicals for effective and sustainable crop protection powered by ChemPass AI;

-	Canonic (www.canonicbio.com) – developing medical cannabis products based on decoding plant genetics for optimized therapeutic effect powered by GeneRator AI; and

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Casterra Ag (www.casterra.co) – developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when it discusses establishment of collaboration agreements with leading companies in new domains of activity, TargetSelector ability to identify novel target proteins for innovative products, the BMC426 and BMC427 for IBS treatment effectiveness in reducing visceral pain and related studies and trials, future milestone payments and royalties from Corteva's sales of Lavie Bio’s products, the resources needed to execute the company’s plans effectively and in a timely fashion, return on investment for farmers who use Thrivus, and the enhancement of AgPlenus’ ability to identify new pesticide mechanisms due to the use of Evogene's TargetSelector application. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors’ Contact:

Rachel Pomerantz Gerber, Head of Investor Relations at Evogene

Email: rachel.pomerantz@evogene.com

Tel: +972-8-9311901

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$20,233	$28,980
Marketable securities	-	6,375
Short-term bank deposits	13,641	-
Trade receivables	178	348
Other receivables and prepaid expenses	1,419	1,482
Inventories	249	566

	35,720	37,751
LONG-TERM ASSETS:
Long-term deposits and other receivables	53	74
Deferred taxes	-	94
Right-of-use-assets	1,319	1,568
Property, plant and equipment, net	2,589	2,499
Intangible assets, net	13,659	14,140

	17,620	18,375

	$53,340	$56,126
CURRENT LIABILITIES:
Trade payables	$1,078	$1,036
Employees and payroll accruals	2,159	1,987
Lease liability	894	884
Liabilities in respect of government grants	541	79
Deferred revenues and other advances	392	22
Other payables	1,327	1,617

	6,391	5,625
LONG-TERM LIABILITIES:
Lease liability	585	932
Liabilities in respect of government grants	4,343	4,665
Other advances	578	-
Convertible SAFE	10,334	10,114

	15,840	15,711
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 41,724,467 shares as of June 30, 2023 and 41,260,439 shares as of December 31, 2022	237	235
Share premium and other capital reserve	261,052	261,402
Accumulated deficit	(247,001)	(233,707)

Equity attributable to equity holders of the Company	14,288	27,930

Non-controlling interests	16,821	6,860

Total equity	31,109	34,790

	$53,340	$56,126

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited

Revenues	$1,295	$549	$654	$312	$1,675
Cost of revenues	783	425	461	262	909

Gross profit	512	124	193	50	766

Operating expenses (income):

Research and development, net	10,169	11,043	5,369	5,417	20,792
Sales and marketing	1,728	1,870	928	962	3,933
General and administrative	3,312	3,273	1,797	1,678	6,482
Other income	-	-	-	-	(3,500)

Total operating expenses, net	15,209	16,186	8,094	8,057	27,707

Operating loss	(14,697)	(16,062)	(7,901)	(8,007)	(26,941)

Financing income	699	485	391	444	516
Financing expenses	(785)	(3,243)	(247)	(2,153)	(3,329)

Financing income (expenses), net	(86)	(2,758)	144	(1,709)	(2,813)

Loss before taxes on income	(14,783)	(18,820)	(7,757)	(9,716)	(29,754)
Taxes on income (tax benefit)	(24)	40	21	38	90

Loss	$(14,759)	$(18,860)	$(7,778)	$(9,754)	$(29,844)

Attributable to:
Equity holders of the Company	$(13,294)	$(17,096)	$(7,023)	$(8,821)	$(26,638)
Non-controlling interests	(1,465)	(1,764)	(755)	(933)	(3,206)

	$(14,759)	$(18,860)	$(7,778)	$(9,754)	$(29,844)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.32)	$(0.42)	$(0.17)	$(0.21)	$(0.65)

Weighted average number of shares used in computing basic and diluted loss per share	41,567,298	41,195,024	41,644,182	41,202,018	41,210,184

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
Cash flows from operating activities
Loss	$(14,759)	$(18,860)	$(7,778)	$(9,754)	$(29,844)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	807	717	406	371	1,513
Amortization of intangible assets	481	577	241	242	1,067
Share-based compensation	1,219	830	801	419	1,186
Revaluation of convertible SAFE	220	-	26	-	114
Net financing expenses	6	3,146	60	2,033	2,986
Loss from sale of property, plant and equipment	(26)	-	-	-	-
Taxes on income (tax benefit)	(24)	40	21	38	90

	2,683	5,310	1,555	3,103	6,956
Changes in asset and liability items:
Decrease (increase) in trade receivables	170	170	72	55	(67)
Decrease in other receivables	84	463	375	551	1,113
Decrease (increase) in inventories	317	(70)	342	10	(474)
Increase in deferred taxes	-	-	-	-	(94)
Increase (decrease) in trade payables	26	(172)	(95)	(6)	(469)
Increase (decrease) in employees and payroll accruals	172	(278)	117	(272)	(675)
Increase (decrease) in other payables	(162)	(593)	297	(147)	48
Decrease in deferred revenues and other advances	(73)	(159)	(81)	(99)	(153)

	534	(639)	1,027	92	(771)

Cash received (paid) during the period for:

Interest received	283	80	145	31	186
Interest paid	(66)	(227)	(30)	(103)	(165)
Taxes paid	(10)	(29)	(10)	(27)	(40)

Net cash used in operating activities	$(11,335)	$(14,365)	$(5,091)	$(6,658)	$(23,678)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2023	2022	2023	2022	2022
	Unaudited				Audited
Cash flows from investing activities:

Purchase of property, plant and equipment	(483)	(747)	(124)	(305)	$(1,171)
Proceeds from sale of marketable securities	6,924	12,149	6,287	2,725	12,356
Purchase of marketable securities	(503)	(659)	(503)	(659)	(911)
Proceeds from sale of property, plant and equipment	26	-	-	-	-
Withdrawal from (investment in) bank deposits	(13,560)	3,000	(13,560)	-	3,000

Net cash provided by (used in) investing activities	$(7,596)	$13,743	$(7,900)	$1,761	$13,274

Cash flows from financing activities:

Issuance of a subsidiary preferred shares to non-controlling interests	9,523	-	9,523	-	-
Proceeds from issuance of ordinary shares, net of issuance expenses	336	-	68	-	21
Proceeds from issuance of convertible SAFE	-	-	-	-	10,000
Proceeds from exercise of options	-	7	-	-	7
Repayment of lease liability	(413)	(492)	(207)	(369)	(803)
Proceeds from government grants	1,089	30	1,063	-	149
Repayment of government grants	(35)	(14)	-	-	(31)

Net cash provided by (used in) financing activities	10,500	(469)	10,447	(369)	9,343

Exchange rate differences - cash and cash equivalent balances	(316)	(2,367)	(223)	(1,880)	(2,284)

Decrease in cash and cash equivalents	(8,747)	(3,458)	(2,767)	(7,146)	(3,345)

Cash and cash equivalents, beginning of the period	28,980	32,325	23,000	36,013	32,325

Cash and cash equivalents, end of the period	$20,233	$28,867	$20,233	$28,867	$28,980

Significant non-cash activities:
Acquisition of property, plant and equipment	$90	$66	$21	$66	$74
Increase of right-of-use asset recognized with corresponding lease liability	$135	$30	$64	$-	$90